May 11, 2009

Paul M. Meurer
Executive Vice President,
  Chief Financial Officer and Treasurer
Realty Income Corporation
600 La Terraza Boulevard
Escondido, California 92025-3873

> **Re:** **Realty Income Corporation**
> **Form 10-K**
> **Filed February 12, 2009**
> **File No. 001-13374**
> **Definitive 14A**
> **Filed March 23, 2009**
> **File No. 001-13374**

Dear Mr. Meurer:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General, page 28

1.   We note your disclosure on page 19 regarding the bankruptcy of Buffets Holdings, Inc., your largest tenant, and your statement on page 32 that your 2008 portfolio acquisitions were lower than in recent years primarily due to uncertainty in the commercial retail real estate market. Please include in future filings a discussion of what impact, if any, current trends and recent events in the real estate and credit markets have had on your financial condition and results of operations.

Liquidity and Capital Resources, page 28

2.   We refer to your statement that you intend "to use additional sources of capital to fund property acquisitions and to repay future borrowing under [y]our credit facility." Please tell us what sources you intend to utilize and include this information in future filings.

Definitive 14A

Components of Executive Compensation, page 18

3.   We note your disclosure on page 18 that the compensation committee established certain performance metrics in February 2008 that were assessed for the payment of annual bonuses to your named executive officers. According to your disclosure on page 17, such company performance metrics included goals related to funds from operations growth and dividend growth. Please quantify the performance metrics considered by the compensation committee and clarify how the committee exercised its discretion in determining annual cash bonuses and restricted stock awards in light of the performance metrics. We refer you to Item 402(b)(1) of Regulation S-K. Include this information in future filings and tell us how you intend to comply.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Kristina Aberg at (202) 551-3404 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel